

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

August 17, 2018

Via E-mail
Mr. Adam C. Peakes
Chief Financial Officer
Noble Corporation plc
Devonshire House, 1 Mayfair Place
London, England W1J8AJ

     Re: Noble Corporation plc
            Form 10-K for the Fiscal Year ended December 31, 2017
            Filed February 23, 2018
            File No. 1-36211

Dear Mr. Peakes:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Karl Hiller

                Karl Hiller
                Branch Chief
                Office of Natural Resources